Exhibit 12

TECO Energy, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the company’s ratio of earnings to fixed charges for the periods indicated.

	Nine months ended	Twelve months ended	Year ended Dec. 31, (1)

$ millions	Sept. 30, 2002	Sept. 30, 2002	2001	2000	1999	1998	1997

Income before income tax	$258	$301	$272	$256	$280	$277	$294
Interest expense (5)	145	194	190	176	131	109	110
Preferred dividends	—	—	—	—	—	—	1
Less: Income from equity investments	1	(2)	(7)	(8)	(3)	(3)	(3)

Earnings before taxes and fixed charges	$404	$493	$455	$424	$408	$383	$402

Interest expense (5)	$145	$194	$190	$176	$131	$109	$110
Interest on refunding bonds	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Preferred dividends	—	—	—	—	—	—	1

Total fixed charges	$144	$193	$189	$175	$130	$108	$110

Ratio of earnings to fixed charges	2.81	2.55	2.41	2.42	3.14 (2)	3.55 (3)	3.65 (4)

         For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1)	All prior periods presented reflect the reclassification of TECO Coalbed Methane’s results from continuing operations to discontinued operations. In September 2002, TECO Energy announced its intention and implemented a plan to sell its interest in the TECO Coalbed Methane operations.

(2)	Includes the effect of other non-operating pretax items totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.48 for the year ended Dec. 31, 1999.

(3)	Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.83 for the year ended Dec. 31, 1998.

(4)	Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.68 for the year ended Dec. 31, 1997.

(5)	Interest expense includes total interest expense excluding AFUDC, and an estimate of the interest component of rentals.